Exhibit 99.1

BiondVax Announces Third Quarter 2020 Financial Results & Business Update

Jerusalem, Israel – January 28, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today announced its third quarter financial results for the quarter ended September 30, 2020.

Third Quarter 2020 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.441 (NIS/$US) as at September 30, 2020.

Total operating income for the third quarter was NIS 55.6 million (approximately $16.1 million) compared with a total operating loss of NIS 19.0 million for the third quarter of 2019.

●	R&D expenses, net of participations, for the third quarter amounted to NIS 12.6 million (approximately $ 3.7 million) compared with NIS 16.1 million for the third quarter of 2019.

●	Net profit for the third quarter was NIS 55.3 million (approximately $ 16.1 million) compared to a net loss of NIS 19.4 million for the third quarter of 2019.

As of September 30, 2020, BiondVax had cash and cash equivalents of NIS 24.8 million (approximately $7.2 million) compared to NIS 72.5 million as of December 31, 2019. At the currently anticipated burn rate going forward, BiondVax has sufficient funds to continue operations through the end of Q2 2021.

Recent Business Updates:

●	On October 23, 2020, BiondVax announced that the Phase 3 clinical trial of the Company’s M-001 universal flu vaccine candidate failed to meet the trial’s primary and secondary efficacy endpoints.

●	On January 21, 2021, BiondVax announced the appointment of Amir Reichman as its new CEO. Reichman currently serves as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines headquarters in Belgium.

●	In light of the Phase 3 clinical trial results, Company’s management estimates that there will be no future revenues from the M-001. Therefore, most likely, there will be no future royalty payments to the Israel Innovation Authority (IIA) & European Investment Bank (EIB). The operating income and net profit noted in these Q3 2020 financial results are attributable primarily to the revaluation of the liabilities to the IIA and EIB on the Company’s balance sheet in accordance with applicable IFRS standards, offset by R&D, Marketing, and G&A expenses.

●	BiondVax is currently pursuing collaborations and other opportunities in the infectious disease space, including exploring several alternatives for development of a new product pipeline.

*Tables to follow*

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention of infectious diseases and related illnesses. The Company had been developing M-001, a novel flu vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of flu strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The company is now pursuing opportunities in the infectious disease space, including exploring several alternatives for development of a pipeline of assets. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, that BiondVax does not have sufficient cash to operate its business for the next 12 months, which raises substantial doubt about its ability to continue as a going concern; the risk that BiondVax may not be able to secure capital on attractive terms, if at all; the risk that BiondVax is currently exploring new business strategies after its M-001 universal flu vaccine candidate failed to meet the Phase 3 trial’s primary and secondary efficacy endpoints; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to us or at all;  receipt, if and when provided, of regulatory approval of BiondVax’s manufacturing facility in Jerusalem; the risk that drug development involves a lengthy and expensive process with uncertain outcomes; and the ability of the Company to maintain, preserve and defend its intellectual property and patents granted. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and other filings filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statement for any reason.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
	December 31,	September 30,		September 30,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	72,467	75,247	24,774	7,200
Other receivables	656	1,887	2,930	851
	73,123	77,134	27,704	8,051
LONG-TERM ASSETS:
Property, plant and equipment	34,981	34,324	39,889	11,592
Right-of-use assets	7,136	7,371	6,433	1,870
Other long-term assets	510	507	891	259

	42,627	42,202	47,213	13,721
				-
	115,750	119,336	74,917	21,772
CURRENT LIABILITIES:
Trade payables	17,062	1,552	8,213	2,387
Operating lease liabilities	694	697	653	190
Other payables	1,203	820	2,289	665

	18,959	3,069	11,155	3,242
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,812	14,454	-	-
Operating lease liabilities	6,809	6,898	6,268	1,821
Loan from others	123,780	108,353	59,242	17,217
Warrants	16,354	6,908	-	-
Severance pay liability, net	89	87	93	27

	161,844	136,700	65,603	19,065
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 600,000,000 shares at September 30, 2020 and 2019 (unaudited) and December 31, 2019; Issued and outstanding: 461,451,767, 460,822,640 and 402,351,657 shares at September 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively	*)-	*)-	*)-	*)-
Share premium	255,285	256,889	308,855	89,757
Accumulated deficit	(320,338)	(277,322)	(310,696)	(90,292)

	(65,053)	(20,433)	(1,841)	(535)

	115,750	119,336	74,917	21,772

*)	Represents less than NIS\USD 1.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

						Convenience translation
						Nine months
	Year ended	Three months ended		Nine months ended		ended
	December 31,	September 30,		September 30,		September 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars

Operating expenses:
Research and development, net of participations	68,645	16,133	12,579	37,037	43,595	12,668
Marketing, general and administrative	9,706	2,790	7,303	8,741	12,423	3,610
Other income	-	-	75,485	-	75,485	21,937

Total operating income (expenses)	(78,351)	(18,923)	55,603	(45,778)	19,467	5,657

Operating gain (loss)	(78,351)	(18,923)	55,603	(45,778)	19,467	5,657

Financial income	4	169	-	193	5,034	1,463
Financial expense	(30,847)	(601)	(288)	(20,593)	(14,859)	(4,318)

Net income (loss)	(109,194)	(19,355)	55,315	(66,178)	9,642	2,802

Basic net income (loss) per share (NIS)	(0.33)	(0.05)	0.12	(0.23)	0.02	0.006
Diluted net income (loss) per share (NIS)	(0.33)	(0.05)	0.10	(0.23)	0.02	0.006

Weighted average number of shares outstanding used to compute basic income (loss) per share	326,651,721	377,899,911	461,046,640	290,794,601	437,381,202	437,393,465
Weighted average number of shares outstanding used to compute diluted income (loss) per share	326,651,721	377,899,911	538,495,403	290,794,601	497,489,765	497,489,765

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